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                                                                  Exhibit (a)(7)
                             [MATRIXONE LETTERHEAD]


________________, 2003

Dear Employee:

I am writing to confirm the results of MatrixOne, Inc.'s ("MatrixOne") recent offer to exchange Eligible Options (as defined in the Offer to Exchange dated February 3, 2002 (the "Offer to Exchange")) for New Replacement Options (as defined in the Offer to Exchange). The offer expired at 5:00 P.M., Eastern Standard Time, on March 5, 2003.

Promptly following the expiration of the offer, and pursuant to the terms and subject to the conditions of the offer, MatrixOne cancelled the Eligible Options listed on Exhibit A that you tendered for exchange.

Pursuant to and subject to the conditions of the offer, MatrixOne expects to grant you the New Replacement Options listed on Exhibit B on or after September 7, 2003, but no later than September 19, 2003, unless the offer is extended (the "New Replacement Option Grant Date"). In order to receive your New Replacement Options, you must remain employed by MatrixOne (or one of its subsidiaries) through the New Replacement Option Grant Date. If for any reason you do not remain an employee of MatrixOne (or one of its subsidiaries) through the New Replacement Option Grant Date, you will not receive New Replacement Options or any other consideration in exchange for the Eligible Options that you tendered and were cancelled, nor will you have any rights to the Eligible Options that you tendered and were cancelled.

New Replacement Options will be granted under the same option plan as the Eligible Options that you tendered for exchange. Additionally, New Replacement Options will be subject to a new option agreement between you and MatrixOne, which you must sign before receiving New Replacement Options.

The New Replacement Options will have substantially the same terms as the Eligible Options that you tendered for exchange, except with respect to exercise price, vesting start date, vesting schedule and termination date. New Replacement Options may also have different acceleration provisions and tax status than certain of the Eligible Options that you tendered for exchange. For more information about the terms of the New Replacement Options, please refer to
Section 9 of the Offer to Exchange.

If you have any questions about this offer, please contact Bonnie Legere, Stock Option Plan Administrator, at (978) 589-4065 or bonnie.legere@matrixone.com.


/s/ Mark. F. O'Connell
----------------------
Mark F. O'Connell
President and Chief Executive Officer

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